04044557

RECD S.E.C.
OCT 4 - 2004
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for September 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
OCT 0 5 2004
THOMSON
FINANCIAL

118511 SAIL 2004-9
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Ellen V. Kiernan

Title: Senior Vice President

Exhibit Index

Exhibit Page

99.1 Computational Materials.....5

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-9

118511 SAIL 2004-9
Form SE (Computational Materials)

$1,383,034,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-9
SENIOR/SUBORDINATE CERTIFICATES
Available Funds Floaters
No Hard Cap – Act/360 – No Delay

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

To 10% Call

Class	Size ($)	Coupon/ Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
A1(3)	364,926,000	1 M LIBOR	1.50	1-53	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	86,204,000	1 M LIBOR	6.08	53-83	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	336,557,000	1 M LIBOR	0.93	1-25	13.10%	TBD	10/25/2013	AAA/AAA/Aaa
A4(4)	140,142,000	1 M LIBOR	3.00	25-54	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A5(4)	108,237,000	1 M LIBOR	6.16	54-83	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A6(5)	136,594,000	1 M LIBOR	1.50	1-52	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A7(5)	35,235,000	1 M LIBOR	6.08	52-83	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
M1	64,634,000	1 M LIBOR	4.70	39-83	8.45%	TBD	10/25/2034	AA+/AA+/Aa2
M2	19,460,000	1 M LIBOR	4.65	39-83	7.05%	TBD	10/25/2034	AA/AA/Aa3
M3	27,105,000	1 M LIBOR	4.64	38-83	5.10%	TBD	10/25/2034	A+/A+/A2
M4	10,425,000	1 M LIBOR	4.63	38-83	4.35%	TBD	10/25/2034	A/A/A3
M5	10,425,000	1 M LIBOR	4.63	38-83	3.60%	TBD	10/25/2034	A-/A-/Baa1
M6	10,425,000	1 M LIBOR	4.61	37-83	2.85%	TBD	10/25/2034	BBB+/BBB+/Baa2
M7	13,900,000	1 M LIBOR	4.53	37-83	1.85%	TBD	10/25/2034	BBB/BBB/Baa3
B1	11,815,000	5.00%	3.22	37-47	0.50%	N/A	10/25/2034	BBB-/BBB-/NR
B2	6,950,000	5.00%	4.80	47-72	0.50%	N/A	10/25/2034	BBB-/BBB-/NR

To Maturity

Class	Size ($)	Coupon/ Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
A1(3)	364,926,000	1 M LIBOR	1.50	1-53	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	86,204,000	1 M LIBOR	7.19	53-181	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	336,557,000	1 M LIBOR	0.93	1-25	13.10%	TBD	10/25/2013	AAA/AAA/Aaa
A4(4)	140,142,000	1 M LIBOR	3.00	25-54	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A5(4)	108,237,000	1 M LIBOR	7.36	54-185	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A6(5)	136,594,000	1 M LIBOR	1.50	1-52	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
A7(5)	35,235,000	1 M LIBOR	7.31	52-186	13.10%	TBD	10/25/2034	AAA/AAA/Aaa
M1	64,634,000	1 M LIBOR	5.14	39-141	8.45%	TBD	10/25/2034	AA+/AA+/Aa2
M2	19,460,000	1 M LIBOR	5.04	39-125	7.05%	TBD	10/25/2034	AA/AA/Aa3
M3	27,105,000	1 M LIBOR	4.97	38-119	5.10%	TBD	10/25/2034	A+/A+/A2
M4	10,425,000	1 M LIBOR	4.89	38-108	4.35%	TBD	10/25/2034	A/A/A3
M5	10,425,000	1 M LIBOR	4.83	38-102	3.60%	TBD	10/25/2034	A-/A-/Baa1
M6	10,425,000	1 M LIBOR	4.73	37-95	2.85%	TBD	10/25/2034	BBB+/BBB+/Baa2
M7	13,900,000	1 M LIBOR	4.54	37-87	1.85%	TBD	10/25/2034	BBB/BBB/Baa3
B1	11,815,000	5.00%	3.22	37-47	0.50%	N/A	10/25/2034	BBB-/BBB-/NR
B2	6,950,000	5.00%	4.80	47-72	0.50%	N/A	10/25/2034	BBB-/BBB-/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 30% CPR for the Adjustable Rate Mortgage Loans and 23% CPR for the Fixed Rate Mortgage Loans. Any Certificates sold at a discount will be priced at 30% CPR.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 and A2 Certificates are the Senior Certificates of Group 1.

(4) The Class A3, A4 and A5 Certificates are the Senior Certificates of Group 2.

(5) The Class A6 and A7 Certificates are the Senior Certificates of Group 3.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) A) All principal from Group 1 will be paid to the Class A1 and A2 Certificates, sequentially and in that order, until they have been reduced to zero;

B) All principal from Group 2 will be paid to the Class A3, A4 and A5 Certificates, sequentially and in that order, until they have been reduced to zero;

C) All principal from Group 3 will be paid to the Class A6 and A7 Certificates, sequentially and in that order, until they have been reduced to zero;

2) If the Senior Certificates related to any group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated groups *pro rata* based on the aggregate balance of the Senior Certificates related to each Group, to be paid as described above, until all the Senior Certificates have been reduced to zero; and

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6, M7, B1 and B2 Certificates (the "Subordinate Certificates", and together with the Senior Certificates, the "Certificates"), sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect:

1) All principal from each Group will be allocated to the related Senior Certificates, to be paid as described in (I)(1) above, provided, however, that principal will only be allocated to the Senior Certificates in the amount required to achieve the Targeted Senior Enhancement Percentage in the aggregate;

2) If the Senior Certificates related to any group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated groups *pro rata* based on the aggregate balance of the Senior Certificates related to each Group, to be paid as described above, until the Targeted Senior Enhancement Percentage has been reached in the aggregate; and

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6, M7, B1 and B2 Certificates, sequentially and in that order, until the Credit Enhancement behind each class (to be determined in the aggregate in the case of the Class B1 and B2 Certificates) is equal to two times the Initial Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage of 26.20%, or (ii) the 37th distribution date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, A5, A6, A7, M1, M2, M3, M4, M5, M6 and M7 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rates for the Class B1 and B2 Certificates (the "Class B Certificates") will be equal to the lesser of (i) 5.00% and (ii) their Net Funds Cap, calculated on a 30/360 basis.

The "Accrual Period" for the Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and A2 Certificates from Group 1 Interest on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to the Class A3, A4 and A5 Certificates from Group 2 Interest on a *pro rata* basis;

(4) To pay Current Interest and Carryforward Interest to the Class A6 and A7 Certificates from Group 3 Interest on a *pro rata* basis;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5, M6 and M7 Certificates (the "Class M Certificates"), sequentially and in that order;

(6) To pay Current Interest and Carryforward Interest to the Class B1 and B2 Certificates on a *pro rata* basis;

(7) To pay the Credit Risk Manager Fee;

(8) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(9) Any interest remaining after the application of (1) through (8) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(10) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, A2, A3, A4, A5, A6 and A7 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority (continued)

(11) To pay sequentially to the Class M1, M2, M3, M4, M5, M6, M7 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[(1)];

(12) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class B1 and B2 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[(1)];

(13) To pay sequentially to the Class M1, M2, M3, M4, M5, M6, M7, B1 and B2 Certificates any Deferred Amounts; and

(14) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received from the Interest Rate Cap Agreement will be allocated in steps (10), (11), (12) and (14), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement has a lower strike rate of 2.00% and an upper strike rate of 6.00%. It will contribute cash in the event one-month LIBOR rises above the lower strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the Certificates, the portion of the Interest Rate Cap payments available to benefit the Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the Certificates will be paid directly to the Class X Certificates.

Month	Approximate Notional Balance ($)	Month	Approximate Notional Balance ($)
1	-	13	981,857,187.30
2	1,344,096,296.16	14	954,228,389.55
3	1,306,257,494.13	15	927,377,250.82
4	1,269,486,345.48	16	901,281,716.14
5	1,233,752,496.40	17	875,920,350.92
6	1,199,026,461.93	18	851,272,337.78
7	1,165,279,600.93	19	827,317,453.89
8	1,132,484,091.82	20	804,036,150.84
9	1,100,612,908.99	21	781,409,241.55
10	1,069,639,799.86	22	759,418,186.78
11	1,039,539,262.70	23	726,209,466.32
12	1,010,286,352.76	24	690,406,228.97

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess of (i) the lesser of (x) one-month LIBOR and (y) the upper strike rate over (ii) the lower strike rate and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

For each Collateral Group, the "Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Subordinate Net Funds Cap" for any Distribution Date will be the weighted average of the Senior Net Funds Caps for the three groups, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group, and further provided that with respect to the Class B Certificates, clause (b) above for each group will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and, in the case of an Insured Mortgage Loan, the Mortgage Insurance Fee Rate.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Origination and Servicing

The majority of the Mortgage Loans were originated by BNC (50.76%), Finance America (19.13%), Wells Fargo (8.81%), Provident Bank (5.93%) and Ownit (5.42%) and as of the Closing Date will initially be serviced by Option One (49.76%), Ocwen (19.17%), Wells Fargo (17.41%), Chase (9.03%) and Aurora (4.63%). All loans serviced by Option One are expected to transfer to another servicer in the securitization on November 1, 2004.

Mortgage Insurance

Approximately 99.92% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, *pro rata* in proportion to their respective Class Principal Amounts to the Class B1 and B2 Certificates and finally to the Class M Certificates in inverse order of priority. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2, A3, A4, A5, A6 and A7 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an Applied Loss Amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on the Class A1, A2, A3, A4, A5, A6 and A7 will double, the margins on the Class M1, M2, M3, M4, M5, M6 and M7 will increase to 1.5 times their initial margins, and the stated rate on the Class B1 and B2 will increase to 5.50%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Enhancement

Subordination

Classes A1, A2, A3, A4, A5, A6 and A7 will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3, A4, A5, A6 and A7 will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates, and the Class B1 Certificates will have a preferential right to receive principal over the Class B2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in the following order: *pro rata* in proportion to their respective Class Principal Amounts to the Class B1 and B2 Certificates and then to the Class M Certificates in inverse order of priority, until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest may be used to pay down the Certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-off Date collateral balance.

Trigger Events

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 60% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed:

Distribution Date	Loss Percentage
October 2007 to September 2008	1.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
October 2008 to September 2009	2.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
October 2009 to September 2010	2.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
October 2010 and thereafter	3.00%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Events (continued)

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
	David Wong	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Christina Barretto	(212) 526-2185

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust, Series 2004-9
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Lead Underwriter:	Lehman Brothers Inc.
Co-Manager:	WaMu Capital Corporation
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: October 25, 2004
Statistical Calculation Date:	91.19% of the Mortgage Loans are as of September 1, 2004. 8.81% of the Mortgage Loans are as of August 1, 2004.
Cut-Off Date:	September 1, 2004
Pricing Date:	Week of September 20, 2004
Closing Date:	September 30, 2004
Settlement Date:	September 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2004
Day Count:	Actual/360 on Classes A1, A2, A3, A4, A5, A6, A7, M1, M2, M3, M4, M5, M6 and M7 30/360 for Classes B1 and B2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Securities Administrator Fee:	0.001%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, A3, A4, A5, A6 and A7. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class B Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call					
% PPA [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.20	2.11	**1.50**	1.12	0.89
Window (mos)	1-109	1-72	**1-53**	1-33	1-26
Expected Final Mat.	10/25/2013	9/25/2010	**2/25/2009**	6/25/2007	11/25/2006
Class A2					
Avg. Life (yrs)	12.28	8.30	**6.08**	4.57	3.17
Window (mos)	109-166	72-113	**53-83**	33-65	26-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class A3					
Avg. Life (yrs)	1.93	1.27	**0.93**	0.72	0.58
Window (mos)	1-52	1-34	**1-25**	1-19	1-15
Expected Final Mat.	1/25/2009	7/25/2007	**10/25/2006**	4/25/2006	12/25/2005
Class A4					
Avg. Life (yrs)	6.49	4.29	**3.00**	2.15	1.71
Window (mos)	52-112	34-75	**25-54**	19-34	15-27
Expected Final Mat.	1/25/2014	12/25/2010	**3/25/2009**	7/25/2007	12/25/2006
Class A5					
Avg. Life (yrs)	12.42	8.40	**6.16**	4.66	3.23
Window (mos)	112-166	75-113	**54-83**	34-65	27-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class A6					
Avg. Life (yrs)	3.20	2.11	**1.50**	1.12	0.89
Window (mos)	1-107	1-71	**1-52**	1-33	1-26
Expected Final Mat.	8/25/2013	8/25/2010	**1/25/2009**	6/25/2007	11/25/2006
Class A7					
Avg. Life (yrs)	12.22	8.28	**6.08**	4.58	3.21
Window (mos)	107-166	71-113	**52-83**	33-65	26-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class M1					
Avg. Life (yrs)	9.08	6.09	**4.70**	4.16	4.15
Window (mos)	52-166	37-113	**39-83**	42-65	45-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class M2					
Avg. Life (yrs)	9.08	6.09	**4.65**	4.02	3.83
Window (mos)	52-166	37-113	**39-83**	41-65	43-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call					
% PPA [1]	50%	75%	**100%**	125%	150%
Class M3					
Avg. Life (yrs)	9.08	6.09	**4.64**	3.97	3.69
Window (mos)	52-166	37-113	**38-83**	39-65	41-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class M4					
Avg. Life (yrs)	9.08	6.09	**4.63**	3.92	3.61
Window (mos)	52-166	37-113	**38-83**	39-65	40-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class M5					
Avg. Life (yrs)	9.08	6.09	**4.63**	3.91	3.57
Window (mos)	52-166	37-113	**38-83**	38-65	39-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class M6					
Avg. Life (yrs)	9.08	6.09	**4.61**	3.88	3.51
Window (mos)	52-166	37-113	**37-83**	38-65	39-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class M7					
Avg. Life (yrs)	8.95	6.00	**4.53**	3.81	3.42
Window (mos)	52-166	37-113	**37-83**	37-65	38-52
Expected Final Mat.	7/25/2018	2/25/2014	**8/25/2011**	2/25/2010	1/25/2009
Class B1					
Avg. Life (yrs)	6.00	3.98	**3.22**	3.07	3.07
Window (mos)	52-97	37-64	**37-47**	37-37	37-38
Expected Final Mat.	10/25/2012	1/25/2010	**8/25/2008**	10/25/2007	11/25/2007
Class B2					
Avg. Life (yrs)	9.83	6.57	**4.80**	3.70	3.23
Window (mos)	97-145	64-98	**47-72**	37-55	38-44
Expected Final Mat.	10/25/2016	11/25/2012	**9/25/2010**	4/25/2009	5/25/2008

(1) **100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call			
% CPR	20%	**30%**	40%
Class A1			
Avg. Life (yrs)	2.25	**1.39**	0.96
Window (mos)	1-77	**1-49**	1-28
Expected Final Mat.	2/25/2011	**10/25/2008**	1/25/2007
Class A2			
Avg. Life (yrs)	8.73	**5.65**	3.57
Window (mos)	77-118	**49-77**	28-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class A3			
Avg. Life (yrs)	1.35	**0.87**	0.62
Window (mos)	1-36	**1-23**	1-17
Expected Final Mat.	9/25/2007	**8/25/2006**	2/25/2006
Class A4			
Avg. Life (yrs)	4.55	**2.73**	1.83
Window (mos)	36-79	**23-50**	17-29
Expected Final Mat.	4/25/2011	**11/25/2008**	2/25/2007
Class A5			
Avg. Life (yrs)	8.81	**5.70**	3.61
Window (mos)	79-118	**50-77**	29-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class A6			
Avg. Life (yrs)	2.20	**1.35**	0.94
Window (mos)	1-74	**1-47**	1-28
Expected Final Mat.	11/25/2010	**8/25/2008**	1/25/2007
Class A7			
Avg. Life (yrs)	8.58	**5.55**	3.49
Window (mos)	74-118	**47-77**	28-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class M1			
Avg. Life (yrs)	6.40	**4.47**	4.10
Window (mos)	37-118	**40-77**	44-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class M2			
Avg. Life (yrs)	6.40	**4.42**	3.83
Window (mos)	37-118	**39-77**	42-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call			
% CPR	20%	**30%**	40%
Class M3			
Avg. Life (yrs)	6.40	**4.39**	3.73
Window (mos)	37-118	**38-77**	40-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class M4			
Avg. Life (yrs)	6.40	**4.36**	3.65
Window (mos)	37-118	**38-77**	40-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class M5			
Avg. Life (yrs)	6.40	**4.36**	3.62
Window (mos)	37-118	**38-77**	39-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class M6			
Avg. Life (yrs)	6.40	**4.36**	3.60
Window (mos)	37-118	**38-77**	39-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class M7			
Avg. Life (yrs)	6.31	**4.26**	3.49
Window (mos)	37-118	**37-77**	38-55
Expected Final Mat.	7/25/2014	**2/25/2011**	4/25/2009
Class B1			
Avg. Life (yrs)	4.19	**3.13**	3.07
Window (mos)	37-68	**37-43**	37-37
Expected Final Mat.	5/25/2010	**4/25/2008**	10/25/2007
Class B2			
Avg. Life (yrs)	6.92	**4.44**	3.30
Window (mos)	68-102	**43-66**	37-47
Expected Final Mat.	3/25/2013	**3/25/2010**	8/25/2008

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity					
% PPA [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.20	2.11	**1.50**	1.12	0.89
Window (mos)	1-109	1-72	**1-53**	1-33	1-26
Expected Final Mat.	10/25/2013	9/25/2010	**2/25/2009**	6/25/2007	11/25/2006
Class A2					
Avg. Life (yrs)	14.13	9.74	**7.19**	5.40	3.82
Window (mos)	109-312	72-239	**53-181**	33-143	26-114
Expected Final Mat.	9/25/2030	8/25/2024	**10/25/2019**	8/25/2016	3/25/2014
Class A3					
Avg. Life (yrs)	1.93	1.27	**0.93**	0.72	0.58
Window (mos)	1-52	1-34	**1-25**	1-19	1-15
Expected Final Mat.	1/25/2009	7/25/2007	**10/25/2006**	4/25/2006	12/25/2005
Class A4					
Avg. Life (yrs)	6.49	4.29	**3.00**	2.15	1.71
Window (mos)	52-112	34-75	**25-54**	19-34	15-27
Expected Final Mat.	1/25/2014	12/25/2010	**3/25/2009**	7/25/2007	12/25/2006
Class A5					
Avg. Life (yrs)	14.34	9.94	**7.36**	5.58	3.95
Window (mos)	112-315	75-243	**54-185**	34-147	27-118
Expected Final Mat.	12/25/2030	12/25/2024	**2/25/2020**	12/25/2016	7/25/2014
Class A6					
Avg. Life (yrs)	3.20	2.11	**1.50**	1.12	0.89
Window (mos)	1-107	1-71	**1-52**	1-33	1-26
Expected Final Mat.	8/25/2013	8/25/2010	**1/25/2009**	6/25/2007	11/25/2006
Class A7					
Avg. Life (yrs)	14.17	9.85	**7.31**	5.55	4.02
Window (mos)	107-316	71-244	**52-186**	33-148	26-119
Expected Final Mat.	1/25/2031	1/25/2025	**3/25/2020**	1/25/2017	8/25/2014
Class M1					
Avg. Life (yrs)	9.81	6.66	**5.14**	4.49	4.45
Window (mos)	52-261	37-186	**39-141**	42-110	45-88
Expected Final Mat.	6/25/2026	3/25/2020	**6/25/2016**	11/25/2013	1/25/2012
Class M2					
Avg. Life (yrs)	9.73	6.60	**5.04**	4.31	4.06
Window (mos)	52-237	37-169	**39-125**	41-98	43-78
Expected Final Mat.	6/25/2024	10/25/2018	**2/25/2015**	11/25/2012	3/25/2011

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity

% PPA [1]	50%	75%	**100%**	125%	150%
Class M3					
Avg. Life (yrs)	9.64	6.53	**4.97**	4.21	3.89
Window (mos)	52-227	37-160	**38-119**	39-92	41-74
Expected Final Mat.	8/25/2023	1/25/2018	**8/25/2014**	5/25/2012	11/25/2010
Class M4					
Avg. Life (yrs)	9.53	6.44	**4.89**	4.11	3.76
Window (mos)	52-208	37-145	**38-108**	39-83	40-67
Expected Final Mat.	1/25/2022	10/25/2016	**9/25/2013**	8/25/2011	4/25/2010
Class M5					
Avg. Life (yrs)	9.42	6.36	**4.83**	4.06	3.68
Window (mos)	52-198	37-138	**38-102**	38-79	39-63
Expected Final Mat.	3/25/2021	3/25/2016	**3/25/2013**	4/25/2011	12/25/2009
Class M6					
Avg. Life (yrs)	9.28	6.25	**4.73**	3.95	3.57
Window (mos)	52-186	37-129	**37-95**	38-74	39-59
Expected Final Mat.	3/25/2020	6/25/2015	**8/25/2012**	11/25/2010	8/25/2009
Class M7					
Avg. Life (yrs)	8.97	6.01	**4.54**	3.81	3.43
Window (mos)	52-173	37-118	**37-87**	37-67	38-54
Expected Final Mat.	2/25/2019	7/25/2014	**12/25/2011**	4/25/2010	3/25/2009
Class B1					
Avg. Life (yrs)	6.00	3.98	**3.22**	3.07	3.07
Window (mos)	52-97	37-64	**37-47**	37-37	37-38
Expected Final Mat.	10/25/2012	1/25/2010	**8/25/2008**	10/25/2007	11/25/2007
Class B2					
Avg. Life (yrs)	9.83	6.57	**4.80**	3.70	3.23
Window (mos)	97-145	64-98	**47-72**	37-55	38-44
Expected Final Mat.	10/25/2016	11/25/2012	**9/25/2010**	4/25/2009	5/25/2008

(1) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity			
% CPR	20%	**30%**	40%
Class A1			
Avg. Life (yrs)	2.25	**1.39**	0.96
Window (mos)	1-77	**1-49**	1-28
Expected Final Mat.	2/25/2011	**10/25/2008**	1/25/2007
Class A2			
Avg. Life (yrs)	10.27	**6.67**	4.28
Window (mos)	77-250	**49-169**	28-121
Expected Final Mat.	7/25/2025	**10/25/2018**	10/25/2014
Class A3			
Avg. Life (yrs)	1.35	**0.87**	0.62
Window (mos)	1-36	**1-23**	1-17
Expected Final Mat.	9/25/2007	**8/25/2006**	2/25/2006
Class A4			
Avg. Life (yrs)	4.55	**2.73**	1.83
Window (mos)	36-79	**23-50**	17-29
Expected Final Mat.	4/25/2011	**11/25/2008**	2/25/2007
Class A5			
Avg. Life (yrs)	10.42	**6.77**	4.36
Window (mos)	79-252	**50-170**	29-122
Expected Final Mat.	9/25/2025	**11/25/2018**	11/25/2014
Class A6			
Avg. Life (yrs)	2.20	**1.35**	0.94
Window (mos)	1-74	**1-47**	1-28
Expected Final Mat.	11/25/2010	**8/25/2008**	1/25/2007
Class A7			
Avg. Life (yrs)	10.05	**6.53**	4.18
Window (mos)	74-252	**47-170**	28-122
Expected Final Mat.	9/25/2025	**11/25/2018**	11/25/2014
Class M1			
Avg. Life (yrs)	7.00	**4.86**	4.36
Window (mos)	37-195	**40-129**	44-91
Expected Final Mat.	12/25/2020	**6/25/2015**	4/25/2012
Class M2			
Avg. Life (yrs)	6.93	**4.76**	4.07
Window (mos)	37-175	**39-115**	42-81
Expected Final Mat.	4/25/2019	**4/25/2014**	6/25/2011

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity			
% CPR	20%	**30%**	40%
Class M3			
Avg. Life (yrs)	6.86	**4.68**	3.93
Window (mos)	37-167	**38-109**	40-77
Expected Final Mat.	8/25/2018	**10/25/2013**	2/25/2011
Class M4			
Avg. Life (yrs)	6.77	**4.59**	3.81
Window (mos)	37-152	**38-99**	40-70
Expected Final Mat.	5/25/2017	**12/25/2012**	7/25/2010
Class M5			
Avg. Life (yrs)	6.69	**4.54**	3.74
Window (mos)	37-144	**38-94**	39-66
Expected Final Mat.	9/25/2016	**7/25/2012**	3/25/2010
Class M6			
Avg. Life (yrs)	6.57	**4.46**	3.66
Window (mos)	37-135	**38-87**	39-62
Expected Final Mat.	12/25/2015	**12/25/2011**	11/25/2009
Class M7			
Avg. Life (yrs)	6.32	**4.27**	3.49
Window (mos)	37-124	**37-80**	38-57
Expected Final Mat.	1/25/2015	**5/25/2011**	6/25/2009
Class B1			
Avg. Life (yrs)	4.19	**3.13**	3.07
Window (mos)	37-68	**37-43**	37-37
Expected Final Mat.	5/25/2010	**4/25/2008**	10/25/2007
Class B2			
Avg. Life (yrs)	6.92	**4.44**	3.30
Window (mos)	68-102	**43-66**	37-47
Expected Final Mat.	3/25/2013	**3/25/2010**	8/25/2008

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Subordinate Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Subordinate Funds Cap (%)
1	6.07131	6.10270	6.05794	6.08461	31	7.66289	7.82967	7.84679	7.76982
2	9.72757	9.75740	9.71642	9.74043	32	7.91591	8.08723	8.10626	8.02595
3	10.05232	10.08258	10.04264	10.06560	33	7.65836	7.82317	7.94546	7.77901
4	9.72852	9.75726	9.72093	9.74136	34	7.91122	8.11488	8.20789	8.05205
5	9.72897	9.75716	9.72317	9.74180	35	8.51031	8.61240	8.56977	8.56821
6	10.77185	10.80245	10.76741	10.78604	36	8.50614	8.60739	8.56587	8.56367
7	9.72984	9.75693	9.72761	9.74264	37	8.78738	8.88911	8.84736	8.84517
8	10.05460	10.08201	10.05414	10.06781	38	8.49972	8.59733	8.55804	8.55528
9	9.73066	9.75662	9.73200	9.74342	39	8.77870	8.87884	8.87669	8.84112
10	10.05541	10.08165	10.05864	10.06858	40	8.49129	8.58925	8.58631	8.55223
11	9.73110	9.75622	9.73632	9.74401	41	9.16191	9.19728	9.14207	9.17621
12	9.73145	9.75600	9.73846	9.74434	42	9.78779	9.82481	9.76673	9.80271
13	10.05618	10.08096	10.06527	10.06947	43	9.15257	9.18461	9.13116	9.16503
14	9.73210	9.75551	9.74269	9.74494	44	9.45184	9.48420	9.42988	9.46438
15	10.05726	10.08040	10.06960	10.07022	45	9.14130	9.17190	9.15583	9.15817
16	9.73311	9.75492	9.74684	9.74563	46	9.44016	9.47104	9.45525	9.45725
17	9.73337	9.75460	9.74888	9.74586	47	9.79633	9.69082	9.54150	9.70909
18	10.77649	10.79935	10.79564	10.79029	48	9.78929	9.68334	9.53491	9.70191
19	9.73759	9.75388	9.75291	9.74766	49	10.10818	9.99837	9.84593	10.01783
20	10.06237	10.07860	10.08005	10.07274	50	9.77504	9.66833	9.52172	9.68747
21	9.73808	9.75350	9.82138	9.75740	51	10.09356	9.98284	9.86846	10.00807
22	10.06283	10.18622	10.15062	10.13507	52	9.76087	9.65329	9.54342	9.67799
23	10.92685	11.08201	11.08907	11.02506	53	10.05148	9.83709	9.66558	9.89307
24	10.84183	10.99608	11.00472	10.93970	54	11.11984	10.88227	10.69340	10.94450
25	7.39126	7.54764	7.55820	7.49074	55	10.03597	9.82119	9.65151	9.87763
26	7.15149	7.30192	7.31372	7.24742	56	10.36246	10.14033	9.96596	10.19889
27	7.38864	7.54315	7.57878	7.49051	57	10.02040	9.80525	9.64067	9.86261
28	7.14895	7.33209	7.33359	7.26390	58	10.34634	10.13388	9.95473	10.18820
29	7.66633	7.83632	7.85081	7.77489	59	10.19926	9.96606	9.69913	10.01579
30	8.48516	8.67226	8.68975	8.60487	60	10.19103	9.95768	9.69164	10.00764

(1) Based on one-month LIBOR and six-month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on page 2.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Breakeven CDR Table

The table below displays the Constant Default Rate ("CDR"), and the related cumulative collateral loss wherein the Class will first incur a writedown. Calculations are run to maturity at the forward one-month LIBOR and six-month LIBOR curves. Other assumptions incorporated include: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 6 month lag from default to loss, (4) principal and interest advanced during the 6 month lag and (5) triggers fail (i.e., no stepdown).

Class	CDR Break-Even	Cumulative Loss
M1	15.55%	13.39%
M2	13.65%	12.17%
M3	11.13%	10.41%
M4	10.19%	9.71%
M5	9.26%	9.00%
M6	8.36%	8.27%
M7	7.30%	7.39%
B1	6.23%	6.45%
B2	6.23%	6.45%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Excess Spread [(1)(2)]

Period	Excess Spread
1	3.85%
2	3.66%
3	3.58%
4	3.39%
5	3.34%
6	3.52%
7	3.21%
8	3.23%
9	3.06%
10	3.08%
11	2.91%
12	2.83%
13	2.88%
14	2.67%
15	2.67%
16	2.42%
17	2.36%
18	2.62%
19	2.18%
20	2.23%
21	2.03%
22	2.11%
23	3.21%
24	3.15%
25	3.25%
26	3.06%
27	3.15%
28	2.97%
29	3.16%
30	3.54%

Period	Excess Spread
31	3.07%
32	3.17%
33	3.00%
34	3.10%
35	3.33%
36	3.28%
37	3.39%
38	3.23%
39	3.37%
40	3.20%
41	3.40%
42	3.68%
43	3.34%
44	3.46%
45	3.27%
46	3.40%
47	3.36%
48	3.33%
49	3.45%
50	3.25%
51	3.38%
52	3.18%
53	3.26%
54	3.74%
55	3.20%
56	3.35%
57	3.15%
58	3.31%
59	3.25%
60	3.23%

(1) Based on gradually increasing one-month LIBOR and six-month LIBOR.
(2) Assumes prepayments occur at 100% of the Prepayment Assumption as defined on Page 2.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2004-9 Collateral Summary – Aggregate

Total Number of Loans	7,430	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,389,982,264	Yes	44.1%
Average Loan Principal Balance	$187,077	No	55.9%
Fixed Rate	25.3%		
Adjustable Rate	74.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.0%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.1%	Yes	99.9%
Weighted Average Margin	6.0%	No	0.1%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.6%	None	23.0%
Weighted Average Floor	6.9%	0.001 - 1.000	5.6%
Weighted Average Original Term (mo.)	352	1.001 - 2.000	44.8%
Weighted Average Remaining Term (mo.)	350	2.001 - 3.000	25.9%
Weighted Average Loan Age (mo.)	1	3.001 - 4.000	0.1%
Weighted Average Combined LTV	81.6%	4.001 - 5.000	0.6%
Non-Zero Weighted Average FICO	638		
Non-Zero Weighted Average DTI	39.5%	**Geographic Distribution**	
% IO Loans	18.7%	(Other states account individually for less than 3% of the Cut-off Date principal balance)	
Lien Position		CA	46.1%
First	96.4%	FL	5.0%
Second	3.6%	IL	4.9%
		NY	4.4%
Product Type		NJ	3.5%
2/28 ARM (Libor)	58.0%	AZ	3.2%
Fixed Rate	23.3%	NV	3.2%
3/27 ARM (Libor)	14.5%		
5/25 ARM (Libor)	2.1%	**Occupancy Status**	
Other	2.0%	Primary Home	90.1%
		Investment	8.9%
		Second Home	1.1%

Collateral information is as of the Statistical Calculation Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
0.01 - 50,000.00	734	$26,904,066.80	1.94%
50,000.01 - 100,000.00	1,328	99,572,335.24	7.16
100,000.01 - 150,000.00	1,432	179,262,839.07	12.90
150,000.01 - 200,000.00	1,197	210,276,598.38	15.13
200,000.01 - 250,000.00	868	194,350,206.44	13.98
250,000.01 - 300,000.00	621	169,785,606.72	12.21
300,000.01 - 350,000.00	418	135,378,274.92	9.74
350,000.01 - 400,000.00	322	120,606,205.72	8.68
400,000.01 - 450,000.00	179	75,870,562.66	5.46
450,000.01 - 500,000.00	165	78,483,531.55	5.65
500,000.01 - 550,000.00	60	31,838,057.82	2.29
550,000.01 - 600,000.00	52	30,114,933.02	2.17
600,000.01 - 650,000.00	25	15,689,325.10	1.13
650,000.01 - 700,000.00	12	8,199,338.40	0.59
700,000.01 - 750,000.00	8	5,908,342.42	0.43
750,000.01 - 800,000.00	2	1,575,535.02	0.11
800,000.01 - 850,000.00	3	2,518,000.00	0.18
850,000.01 - 900,000.00	1	872,496.29	0.06
900,000.01 - 950,000.00	3	2,776,008.33	0.20
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Minimum:	$11,973.83
Maximum:	$944,000.00
Average:	$187,077.02

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 5.500	203	$57,607,647.45	4.14%
5.501 - 6.000	428	105,042,966.73	7.56
6.001 - 6.500	929	226,766,506.82	16.31
6.501 - 7.000	1,583	352,695,604.04	25.37
7.001 - 7.500	1,175	241,270,683.06	17.36
7.501 - 8.000	1,107	203,584,564.54	14.65
8.001 - 8.500	541	80,782,392.59	5.81
8.501 - 9.000	520	59,584,508.84	4.29
9.001 - 9.500	252	21,285,028.49	1.53
9.501 - 10.000	276	18,541,882.88	1.33
10.001 - 10.500	211	12,421,884.66	0.89
10.501 - 11.000	111	6,341,057.84	0.46
11.001 - 11.500	83	3,593,112.36	0.26
11.501 - 12.000	8	325,043.30	0.02
12.501 - 13.000	2	85,054.54	0.01
13.001 - 13.500	1	54,325.76	0.00
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Minimum: 4.375%
Maximum: 13.325%
Weighted Average: 7.127%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 170	2	$260,882.56	0.02%
171 - 180	665	52,132,725.57	3.75
181 - 240	265	18,017,333.16	1.30
241 - 300	5	867,370.85	0.06
301 - 360	6,493	1,318,703,951.76	94.87
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 352

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 170	4	$741,054.52	0.05%
171 - 180	663	51,652,553.61	3.72
181 - 240	265	18,017,333.16	1.30
241 - 300	6	928,278.30	0.07
301 - 360	6,492	1,318,643,044.31	94.87
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Minimum: 117
Maximum: 360
Weighted Average: 350

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.001 - 10.000	1	$14,954.69	0.00%
10.001 - 20.000	9	845,448.29	0.06
20.001 - 30.000	29	2,919,672.55	0.21
30.001 - 40.000	61	7,034,279.66	0.51
40.001 - 50.000	146	23,718,209.35	1.71
50.001 - 60.000	283	52,121,029.75	3.75
60.001 - 70.000	693	131,114,147.12	9.43
70.001 - 80.000	2,655	508,972,396.09	36.62
80.001 - 90.000	1,918	421,616,944.48	30.33
90.001 - 100.000	1,635	241,625,181.92	17.38
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Minimum: 8.980%
Maximum: 100.000%
Weighted Average: 81.580%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0	4	$293,148.30	0.02%
451 - 500	4	766,662.56	0.06
501 - 550	842	152,325,524.55	10.96
551 - 600	1,422	262,566,911.96	18.89
601 - 650	2,232	396,647,673.35	28.54
651 - 700	1,640	311,670,430.20	22.42
701 - 750	901	182,592,872.40	13.14
751 - 800	370	79,521,227.21	5.72
801 >=	15	3,597,813.37	0.26
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Non-Zero Minimum: 500
Maximum: 826
Non-Zero WA: 638

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Cash Out Refinance	3,449	$685,826,421.69	49.34%
Purchase	3,172	557,155,676.14	40.08
Rate/Term Refinance	582	102,628,391.83	7.38
Debt Consolidation	163	35,382,985.61	2.55
Home Improvement	64	8,988,788.63	0.65
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Single Family	5,594	$1,013,947,327.06	72.95%
Planned Unit Development	663	148,319,698.84	10.67
Two- to Four-Family	568	130,162,026.08	9.36
Condominium	604	97,479,113.61	7.01
Rowhouse	1	74,098.31	0.01
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-S	1,813	$438,785,903.19	31.57%
CA-N	819	201,344,434.90	14.49
FL	452	69,455,257.76	5.00
IL	370	67,697,789.82	4.87
NY	238	61,185,431.50	4.40
NJ	220	48,766,159.96	3.51
AZ	343	44,604,672.70	3.21
NV	208	44,167,706.56	3.18
WA	257	36,417,122.33	2.62
TX	319	35,232,216.27	2.53
HI	135	34,098,812.31	2.45
MN	185	31,645,258.70	2.28
CO	210	29,794,383.95	2.14
MD	144	26,952,790.66	1.94
MI	188	21,180,734.48	1.52
VA	109	20,181,986.35	1.45
OR	138	17,476,852.36	1.26
MA	70	17,265,675.83	1.24
PA	126	16,762,054.81	1.21
CT	74	14,264,105.17	1.03
UT	94	11,796,103.15	0.85
GA	90	11,456,622.12	0.82
OH	112	11,132,342.21	0.80
DC	47	9,767,658.48	0.70
MO	103	9,109,199.38	0.66
WI	72	8,486,011.95	0.61
NC	50	5,394,380.57	0.39
NM	36	4,311,850.68	0.31
SC	28	3,525,804.24	0.25
RI	21	3,357,236.50	0.24
Other	359	34,365,705.01	2.47
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	2,478	$412,960,965.72	29.71%
1 Mo. Int. on UPB	1	117,291.52	0.01
1% Amount Prepaid	34	4,568,473.67	0.33
1% of OrigBal	38	3,590,454.06	0.26
1% of UPB	155	17,300,946.50	1.24
2 Mo. Int. Amount Prepaid	1,232	268,993,750.11	19.35
2 Mo. Int. Amount Prepaid >20% OrigBal	32	7,020,024.23	0.51
2 Mo. Int. on UPB	3	467,072.42	0.03
2% Amount Prepaid	4	808,647.39	0.06
2% of OrigBal	1	321,438.50	0.02
2% of UPB	147	19,156,121.95	1.38
3 Mo. Int. of UPB	41	10,952,695.23	0.79
3 Mo. Int. on 80	1	79,184.19	0.01
3% 2% 1% of UPB	11	3,166,869.49	0.23
3% of UPB	17	2,247,154.13	0.16
5% 4%	32	4,458,644.75	0.32
5% 4% 3%	14	2,252,579.85	0.16
5% 4% 3% 2% 1% of UPB	14	1,346,182.61	0.10
5% Amount Prepaid	8	1,630,251.05	0.12
5% of UPB	8	612,439.94	0.04
6 Mo. Int. Amount Prepaid >20% OrigBal	2,844	568,068,723.12	40.87
6 Mo. Int. of UPB	2	512,875.66	0.04
6 Mo. Int. on 80% of UPB	306	57,571,697.39	4.14
6 Mo. Int. on UPB	7	1,777,780.42	0.13
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	4,908	$860,664,342.60	61.92%
Stated	2,142	450,311,215.27	32.40
Limited	232	53,323,000.11	3.84
No Documentation	140	23,184,738.18	1.67
No Ratio	8	2,498,967.74	0.18
Total:	**7,430**	**$1,389,982,263.90**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 3.000	37	$9,735,967.73	0.94%
3.001 - 3.500	42	10,304,325.20	0.99
3.501 - 4.000	69	13,070,236.18	1.26
4.001 - 4.500	60	11,790,744.56	1.13
4.501 - 5.000	359	75,859,906.32	7.30
5.001 - 5.500	468	111,915,005.66	10.77
5.501 - 6.000	1,247	260,674,238.36	25.09
6.001 - 6.500	1,375	303,919,072.51	29.25
6.501 - 7.000	938	203,884,623.17	19.62
7.001 - 7.500	138	28,516,001.32	2.74
7.501 - 8.000	47	7,358,026.21	0.71
8.001 - 8.500	13	1,241,600.93	0.12
8.501 - 9.000	6	478,872.80	0.05
9.001 - 9.500	1	53,894.70	0.01
9.501 - 10.000	1	118,675.51	0.01
10.001 >=	1	38,203.00	0.00
Total:	**4,802**	**$1,038,959,394.16**	**100.00%**

Minimum: 1.250%
Maximum: 11.250%
Weighted Average: 6.044%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	6	$1,370,724.66	0.13%
2.000	2,591	596,401,662.02	57.40
3.000	2,182	436,024,820.31	41.97
6.000	22	4,665,913.64	0.45
7.375	1	496,273.53	0.05
Total:	**4,802**	**$1,038,959,394.16**	**100.00%**

Minimum: 1.000%
Maximum: 7.375%
Weighted Average: 2.439%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	4,738	$1,025,944,611.66	98.75%
1.500	3	578,255.04	0.06
2.000	61	12,436,527.46	1.20
Total:	**4,802**	**$1,038,959,394.16**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.012%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
8.501 - 9.000	1	$468,000.00	0.05%
9.001 - 9.500	5	1,334,870.09	0.13
9.501 - 10.000	9	2,171,192.68	0.21
10.001 - 10.500	14	4,683,697.73	0.45
10.501 - 11.000	18	5,006,808.05	0.48
11.001 - 11.500	80	19,696,234.80	1.90
11.501 - 12.000	205	43,129,605.86	4.15
12.001 - 12.500	341	85,781,279.65	8.26
12.501 - 13.000	590	139,510,209.50	13.43
13.001 - 13.500	676	157,254,449.38	15.14
13.501 - 14.000	999	220,703,589.35	21.24
14.001 - 14.500	711	153,465,239.16	14.77
14.501 - 15.000	609	121,287,792.49	11.67
15.001 - 15.500	260	46,189,926.32	4.45
15.501 - 16.000	164	25,052,727.32	2.41
16.001 - 16.500	65	7,318,083.67	0.70
16.501 - 17.000	34	4,156,575.32	0.40
17.001 - 17.500	13	1,410,563.65	0.14
17.501 - 18.000	5	222,190.06	0.02
18.001 - 18.500	1	38,986.83	0.00
18.501 - 19.000	2	77,372.25	0.01
Total:	**4,802**	**$1,038,959,394.16**	**100.00%**

Minimum: 9.000%
Maximum: 18.900%
Weighted Average: 13.631%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	325	$71,036,552.99	6.84%
5.501 - 6.000	309	74,742,307.00	7.19
6.001 - 6.500	673	170,892,657.50	16.45
6.501 - 7.000	1,104	261,023,146.67	25.12
7.001 - 7.500	842	187,383,259.29	18.04
7.501 - 8.000	789	158,887,216.99	15.29
8.001 - 8.500	339	60,465,436.09	5.82
8.501 - 9.000	233	34,691,603.83	3.34
9.001 - 9.500	102	11,209,007.85	1.08
9.501 - 10.000	54	6,028,839.91	0.58
10.001 - 10.500	21	2,094,813.90	0.20
10.501 - 11.000	7	349,990.06	0.03
11.001 - 11.500	2	77,189.83	0.01
11.501 - 12.000	2	77,372.25	0.01
Total:	**4,802**	**$1,038,959,394.16**	**100.00%**

Minimum: 2.500%
Maximum: 11.900%
Weighted Average: 6.930%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2004-10	1	$76,804.70	0.01%
2005-10	1	292,982.62	0.03
2005-11	2	536,181.64	0.05
2005-12	1	316,537.76	0.03
2006-01	6	982,514.03	0.09
2006-02	1	110,964.63	0.01
2006-03	17	3,533,817.86	0.34
2006-04	41	9,813,478.98	0.94
2006-05	134	26,678,255.43	2.57
2006-06	321	56,354,406.39	5.42
2006-07	737	168,945,843.47	16.26
2006-08	2,162	480,598,719.89	46.26
2006-09	321	59,065,612.00	5.69
2006-11	2	910,278.95	0.09
2006-12	1	347,199.22	0.03
2007-01	2	447,075.41	0.04
2007-02	1	161,320.97	0.02
2007-03	7	1,444,789.88	0.14
2007-04	5	688,258.23	0.07
2007-05	19	4,291,826.86	0.41
2007-06	23	4,647,723.70	0.45
2007-07	171	37,067,349.64	3.57
2007-08	679	149,730,261.82	14.41
2007-09	14	2,294,050.00	0.22
2009-05	2	331,599.06	0.03
2009-06	18	3,222,779.46	0.31
2009-07	51	10,801,576.22	1.04
2009-08	53	13,452,835.34	1.29
2009-09	9	1,814,350.00	0.17
Total:	**4,802**	**$1,038,959,394.16**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2004-9 Collateral Summary – Group 2

Total Number of Loans	3,322	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$673,114,691	Yes	39.7%
Average Loan Principal Balance	$202,623	No	60.3%
Fixed Rate	25.1%		
Adjustable Rate	74.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.9%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.1%	Yes	99.8%
Weighted Average Margin	6.0%	No	0.2%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.6%	None	25.1%
Weighted Average Floor	6.9%	0.001 - 1.000	6.7%
Weighted Average Original Term (mo.)	350	1.001 - 2.000	42.5%
Weighted Average Remaining Term (mo.)	349	2.001 - 3.000	24.6%
Weighted Average Loan Age (mo.)	1	3.001 - 4.000	0.1%
Weighted Average Combined LTV	80.2%	4.001 - 5.000	1.1%
Non-Zero Weighted Average FICO	631		
Non-Zero Weighted Average DTI	39.5%	**Geographic Distribution**	
% IO Loans	21.7%	(Other states account individually for less than 3% of the Cut-off Date principal balance)	
Lien Position		CA	46.3%
First	97.4%	NY	5.0%
Second	2.6%	NJ	4.5%
		IL	4.4%
Product Type		FL	4.1%
2/28 ARM (Libor)	59.0%	AZ	3.3%
Fixed Rate	22.6%	WA	3.3%
3/27 ARM (Libor)	13.3%	NV	3.1%
5/25 ARM (Libor)	2.5%		
Other	2.6%	**Occupancy Status**	
		Primary Home	91.6%
		Investment	7.2%
		Second Home	1.2%

Collateral information is as of the Statistical Calculation Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	308	$11,593,686.07	1.72%
50,000.01 - 100,000.00	688	51,226,960.47	7.61
100,000.01 - 150,000.00	611	76,008,863.50	11.29
150,000.01 - 200,000.00	430	75,119,591.98	11.16
200,000.01 - 250,000.00	294	65,959,282.17	9.80
250,000.01 - 300,000.00	203	55,478,932.61	8.24
300,000.01 - 350,000.00	169	55,553,256.54	8.25
350,000.01 - 400,000.00	232	87,095,790.62	12.94
400,000.01 - 450,000.00	130	55,192,875.37	8.20
450,000.01 - 500,000.00	123	58,602,533.50	8.71
500,000.01 - 550,000.00	43	22,911,799.38	3.40
550,000.01 - 600,000.00	44	25,511,045.19	3.79
600,000.01 - 650,000.00	22	13,802,692.17	2.05
650,000.01 - 700,000.00	9	6,146,499.24	0.91
700,000.01 - 750,000.00	7	5,168,842.40	0.77
750,000.01 - 800,000.00	2	1,575,535.02	0.23
800,000.01 - 850,000.00	3	2,518,000.00	0.37
850,000.01 - 900,000.00	1	872,496.29	0.13
900,000.01 - 950,000.00	3	2,776,008.33	0.41
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Minimum: $12,955.61
Maximum: $944,000.00
Average: $202,623.33

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 5.500	135	$39,017,390.42	5.80%
5.501 - 6.000	163	46,339,870.20	6.88
6.001 - 6.500	454	126,927,141.15	18.86
6.501 - 7.000	563	149,753,697.31	22.25
7.001 - 7.500	524	114,760,555.17	17.05
7.501 - 8.000	562	100,933,351.92	14.99
8.001 - 8.500	286	40,650,188.75	6.04
8.501 - 9.000	270	27,180,527.51	4.04
9.001 - 9.500	116	10,319,568.37	1.53
9.501 - 10.000	105	8,316,746.98	1.24
10.001 - 10.500	64	4,690,570.26	0.70
10.501 - 11.000	37	2,414,146.96	0.36
11.001 - 11.500	35	1,495,143.99	0.22
11.501 - 12.000	5	176,411.56	0.03
12.501 - 13.000	2	85,054.54	0.01
13.001 - 13.500	1	54,325.76	0.01
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Minimum: 4.375%
Maximum: 13.325%
Weighted Average: 7.079%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	2	$260,882.56	0.04%
171 - 180	408	32,333,362.82	4.80
181 - 240	35	5,129,693.30	0.76
241 - 300	5	867,370.85	0.13
301 - 360	2,872	634,523,381.32	94.27
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 350

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	2	$260,882.56	0.04%
171 - 180	408	32,333,362.82	4.80
181 - 240	35	5,129,693.30	0.76
241 - 300	5	867,370.85	0.13
301 - 360	2,872	634,523,381.32	94.27
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Minimum: 117
Maximum: 360
Weighted Average: 349

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.001 - 10.000	1	$14,954.69	0.00%
10.001 - 20.000	3	112,260.10	0.02
20.001 - 30.000	14	1,375,075.28	0.20
30.001 - 40.000	32	3,682,811.25	0.55
40.001 - 50.000	68	12,309,803.54	1.83
50.001 - 60.000	121	24,990,450.11	3.71
60.001 - 70.000	333	65,976,549.48	9.80
70.001 - 80.000	1,377	279,161,138.22	41.47
80.001 - 90.000	885	209,658,320.13	31.15
90.001 - 100.000	488	75,833,328.05	11.27
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Minimum: 8.980%
Maximum: 100.000%
Weighted Average: 80.177%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0	4	$293,148.30	0.04%
451 - 500	4	766,662.56	0.11
501 - 550	468	87,549,672.13	13.01
551 - 600	747	143,744,385.45	21.36
601 - 650	968	196,461,092.18	29.19
651 - 700	613	129,931,349.97	19.30
701 - 750	351	75,131,632.67	11.16
751 - 800	160	38,069,231.43	5.66
801 >=	7	1,167,516.16	0.17
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Non-Zero Minimum: 500
Maximum: 808
Non-Zero WA: 631

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Cash Out Refinance	1,638	$350,386,133.68	52.05%
Purchase	1,273	243,157,246.64	36.12
Rate/Term Refinance	297	55,007,632.71	8.17
Debt Consolidation	67	18,906,038.96	2.81
Home Improvement	47	5,657,638.86	0.84
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Single Family	2,599	$498,465,638.90	74.05%
Planned Unit Development	259	74,141,307.19	11.01
Two- to Four-Family	233	57,849,270.67	8.59
Condominium	230	42,584,375.78	6.33
Rowhouse	1	74,098.31	0.01
Total:	**3,322**	**$673,114,690.85**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
CA-S	746	$205,957,995.90	30.60%
CA-N	353	105,800,809.06	15.72
NY	121	33,913,683.93	5.04
NJ	129	30,213,467.48	4.49
IL	154	29,813,691.48	4.43
FL	162	27,285,989.04	4.05
AZ	148	22,329,860.53	3.32
WA	149	22,227,210.76	3.30
NV	83	20,708,936.70	3.08
TX	145	15,264,009.38	2.27
CO	83	15,049,899.61	2.24
MD	60	12,330,039.78	1.83
HI	33	11,584,835.62	1.72
MN	59	11,019,679.27	1.64
VA	57	10,633,092.91	1.58
MI	86	9,356,160.61	1.39
PA	76	8,435,591.30	1.25
OR	56	8,429,525.61	1.25
OH	72	7,264,822.17	1.08
MA	26	6,509,689.30	0.97
UT	38	5,803,348.12	0.86
GA	43	5,508,877.95	0.82
CT	22	4,795,614.67	0.71
DC	23	4,693,953.52	0.70
MO	50	4,602,823.20	0.68
WI	43	4,518,835.99	0.67
NC	29	3,093,050.41	0.46
IN	28	2,060,773.94	0.31
TN	23	1,976,439.41	0.29
KS	20	1,833,400.85	0.27
Other	205	20,098,582.35	2.99
Total:	**3,322**	**$673,114,690.85**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	1,427	$250,733,356.05	37.25%
1 Mo. Int. on UPB	1	117,291.52	0.02
1% Amount Prepaid	14	2,432,774.49	0.36
1% of OrigBal	27	2,650,098.95	0.39
1% of UPB	58	5,999,719.80	0.89
2 Mo. Int. Amount Prepaid	362	101,603,010.42	15.09
2 Mo. Int. Amount Prepaid >20% OrigBal	13	2,880,853.42	0.43
2% Amount Prepaid	2	316,426.79	0.05
2% of OrigBal	1	321,438.50	0.05
2% of UPB	57	6,889,044.34	1.02
3 Mo. Int. of UPB	13	4,358,906.50	0.65
3% 2% 1% of UPB	4	1,390,240.77	0.21
3% of UPB	6	765,448.98	0.11
5% 4% of UPB	24	2,960,110.25	0.44
5% 4% 3% of UPB	9	1,185,847.19	0.18
5% 4% 3% 2% 1% of UPB	6	560,821.41	0.08
5% of Amount Prepaid	3	640,419.41	0.10
5% of UPB	5	449,680.47	0.07
6 Mo. Int. Amount Prepaid >20% OrigBal	1,170	260,197,616.61	38.66
6 Mo. Int. of UPB	2	512,875.66	0.08
6 Mo. Int. on 80% of UPB	116	25,365,129.49	3.77
6 Mo. Int. on UPB	2	783,579.83	0.12
Total:	**3,322**	**$673,114,690.85**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	2,653	$505,979,665.99	75.17%
Stated	592	144,331,943.34	21.44
Limited	46	14,062,551.47	2.09
No Documentation	28	7,580,220.78	1.13
No Ratio	3	1,160,309.27	0.17
Total:	**3,322**	**$673,114,690.85**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 3.000	22	$5,306,627.68	1.05%
3.001 - 3.500	38	9,671,337.48	1.92
3.501 - 4.000	50	9,187,187.06	1.82
4.001 - 4.500	36	7,161,530.67	1.42
4.501 - 5.000	70	20,495,861.83	4.07
5.001 - 5.500	176	48,729,763.86	9.67
5.501 - 6.000	569	132,164,046.83	26.23
6.001 - 6.500	642	152,160,788.94	30.20
6.501 - 7.000	426	96,735,576.97	19.20
7.001 - 7.500	82	15,515,946.14	3.08
7.501 - 8.000	35	5,315,695.66	1.05
8.001 - 8.500	11	900,831.45	0.18
8.501 - 9.000	6	478,872.80	0.10
9.001 - 9.500	1	53,894.70	0.01
10.001 >=	1	38,203.00	0.01
Total:	**2,165**	**$503,916,165.07**	**100.00%**

Minimum: 2.000%
Maximum: 11.250%
Weighted Average: 6.048%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2.000	997	$259,619,463.97	51.52%
3.000	1,159	242,426,655.35	48.11
6.000	9	1,870,045.75	0.37
Total:	**2,165**	**$503,916,165.07**	**100.00%**

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 2.496%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	2,153	$501,401,983.32	99.50%
1.500	1	236,136.00	0.05
2.000	11	2,278,045.75	0.45
Total:	**2,165**	**$503,916,165.07**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.005%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
9.001 - 9.500	3	$751,670.09	0.15%
9.501 - 10.000	7	1,758,906.88	0.35
10.001 - 10.500	8	2,806,383.24	0.56
10.501 - 11.000	10	2,996,844.23	0.59
11.001 - 11.500	56	12,937,721.30	2.57
11.501 - 12.000	73	15,182,658.71	3.01
12.001 - 12.500	200	55,827,418.79	11.08
12.501 - 13.000	215	64,963,348.33	12.89
13.001 - 13.500	275	77,684,365.42	15.42
13.501 - 14.000	343	88,999,553.26	17.66
14.001 - 14.500	322	72,383,812.85	14.36
14.501 - 15.000	332	62,553,856.68	12.41
15.001 - 15.500	150	25,435,830.90	5.05
15.501 - 16.000	87	11,060,263.33	2.19
16.001 - 16.500	41	4,214,356.52	0.84
16.501 - 17.000	26	3,091,232.43	0.61
17.001 - 17.500	10	981,372.96	0.19
17.501 - 18.000	4	170,210.07	0.03
18.001 - 18.500	1	38,986.83	0.01
18.501 - 19.000	2	77,372.25	0.02
Total:	**2,165**	**$503,916,165.07**	**100.00%**

Minimum: 9.125%
Maximum: 18.900%
Weighted Average: 13.611%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	200	$43,794,645.11	8.69%
5.501 - 6.000	79	22,825,117.80	4.53
6.001 - 6.500	296	92,213,835.05	18.30
6.501 - 7.000	333	107,516,457.07	21.34
7.001 - 7.500	368	91,234,866.51	18.11
7.501 - 8.000	426	84,149,171.78	16.70
8.001 - 8.500	203	33,156,445.84	6.58
8.501 - 9.000	128	15,649,196.12	3.11
9.001 - 9.500	65	7,051,544.30	1.40
9.501 - 10.000	42	4,615,690.13	0.92
10.001 - 10.500	16	1,319,623.21	0.26
10.501 - 11.000	5	235,010.07	0.05
11.001 - 11.500	2	77,189.83	0.02
11.501 - 12.000	2	77,372.25	0.02
Total:	**2,165**	**$503,916,165.07**	**100.00%**

Minimum: 2.500%
Maximum: 11.900%
Weighted Average: 6.924%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2004-10	1	$76,804.70	0.02%
2006-01	2	279,611.17	0.06
2006-03	5	1,096,803.77	0.22
2006-04	14	2,874,619.48	0.57
2006-05	81	16,326,668.24	3.24
2006-06	175	30,531,406.07	6.06
2006-07	389	92,006,465.24	18.26
2006-08	913	226,783,570.84	45.00
2006-09	142	26,959,846.00	5.35
2006-11	1	170,778.93	0.03
2007-01	1	127,075.82	0.03
2007-02	1	161,320.97	0.03
2007-04	1	35,889.06	0.01
2007-05	8	1,358,639.90	0.27
2007-06	13	3,052,869.58	0.61
2007-07	79	18,055,200.98	3.58
2007-08	263	66,215,274.32	13.14
2007-09	4	448,000.00	0.09
2009-05	2	331,599.06	0.07
2009-06	14	2,675,375.16	0.53
2009-07	37	8,048,364.41	1.60
2009-08	17	5,974,181.37	1.19
2009-09	2	325,800.00	0.06
Total:	**2,165**	**$503,916,165.07**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2004-9 Collateral Summary – Group 3

Total Number of Loans	1,061	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$197,730,977	Yes	56.5%
Average Loan Principal Balance	$186,363	No	43.5%
Fixed Rate	30.8%		
Adjustable Rate	69.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.9%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.2%	Yes	100.0%
Weighted Average Margin	6.0%		
Weighted Average Initial Periodic Cap	2.6%	**Prepayment Penalty**	
Weighted Average Periodic Cap	1.0%	None	20.1%
Weighted Average Maximum Rate	13.3%	0.001 - 1.000	6.0%
Weighted Average Floor	6.7%	1.001 - 2.000	46.5%
Weighted Average Original Term (mo.)	350	2.001 - 3.000	26.4%
Weighted Average Remaining Term (mo.)	348	3.001 - 4.000	0.3%
Weighted Average Loan Age (mo.)	2	4.001 - 5.000	0.7%
Weighted Average Combined LTV	88.0%		
Non-Zero Weighted Average FICO	675	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.4%	(Other states account individually for less than	
% IO Loans	30.4%	3% of the Cut-off Date principal balance)	
		CA	53.8%
Lien Position		FL	4.0%
First	89.1%	NY	3.5%
Second	10.9%	WA	3.4%
		NV	3.2%
Product Type		HI	3.1%
2/28 ARM (Libor)	58.8%		
Fixed Rate	30.6%	**Occupancy Status**	
3/27 ARM (Libor)	8.7%	Primary Home	83.9%
5/25 ARM (Libor)	1.8%	Investment	15.6%
Other	0.2%	Second Home	0.6%

Collateral information is as of the Statistical Calculation Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	236	$8,391,244.33	4.24%
50,000.01 - 100,000.00	207	14,715,935.76	7.44
100,000.01 - 150,000.00	130	16,324,114.35	8.26
150,000.01 - 200,000.00	98	17,075,211.13	8.64
200,000.01 - 250,000.00	67	14,912,883.47	7.54
250,000.01 - 300,000.00	42	11,520,737.74	5.83
300,000.01 - 350,000.00	68	22,512,631.62	11.39
350,000.01 - 400,000.00	90	33,510,415.10	16.95
400,000.01 - 450,000.00	49	20,677,687.29	10.46
450,000.01 - 500,000.00	42	19,880,998.05	10.05
500,000.01 - 550,000.00	17	8,926,258.44	4.51
550,000.01 - 600,000.00	8	4,603,887.83	2.33
600,000.01 - 650,000.00	3	1,886,632.93	0.95
650,000.01 - 700,000.00	3	2,052,839.16	1.04
700,000.01 - 750,000.00	1	739,500.02	0.37
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Minimum:	$19,173.54
Maximum:	$739,500.02
Average:	$186,362.84

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	44	$13,217,010.22	6.68%
5.501 - 6.000	105	25,831,467.50	13.06
6.001 - 6.500	66	20,956,052.44	10.60
6.501 - 7.000	120	37,625,835.31	19.03
7.001 - 7.500	111	29,296,578.29	14.82
7.501 - 8.000	146	32,238,363.81	16.30
8.001 - 8.500	63	10,135,095.24	5.13
8.501 - 9.000	85	10,475,734.07	5.30
9.001 - 9.500	57	3,974,759.23	2.01
9.501 - 10.000	104	5,381,381.23	2.72
10.001 - 10.500	79	4,216,038.63	2.13
10.501 - 11.000	43	2,578,266.09	1.30
11.001 - 11.500	37	1,690,516.76	0.85
11.501 - 12.000	1	113,878.40	0.06
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Minimum: 4.500%
Maximum: 11.600%
Weighted Average: 7.239%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	13	$2,529,047.11	1.28%
181 - 240	230	12,887,639.86	6.52
301 - 360	818	182,314,290.25	92.20
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 350

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	1	$391,690.32	0.20%
171 - 180	12	2,137,356.79	1.08
181 - 240	230	12,887,639.86	6.52
241 - 300	1	60,907.45	0.03
301 - 360	817	182,253,382.80	92.17
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Minimum: 156
Maximum: 360
Weighted Average: 348

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
10.001 - 20.000	1	$496,273.53	0.25%
20.001 - 30.000	2	515,478.71	0.26
40.001 - 50.000	10	2,603,965.66	1.32
50.001 - 60.000	8	1,699,359.24	0.86
60.001 - 70.000	29	8,168,431.63	4.13
70.001 - 80.000	191	50,934,586.74	25.76
80.001 - 90.000	213	54,819,312.26	27.72
90.001 - 100.000	607	78,493,569.45	39.70
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Minimum: 14.290%
Maximum: 100.000%
Weighted Average: 87.994%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
501 - 550	9	$3,247,895.32	1.64%
551 - 600	62	12,021,819.33	6.08
601 - 650	351	52,918,531.54	26.76
651 - 700	344	65,494,183.71	33.12
701 - 750	205	44,596,021.46	22.55
751 - 800	85	17,692,722.24	8.95
801 >=	5	1,759,803.62	0.89
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Minimum: 517
Maximum: 811
Weighted Average: 675

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Purchase	736	$123,066,599.85	62.24%
Cash Out Refinance	209	51,520,333.59	26.06
Rate/Term Refinance	92	17,264,555.07	8.73
Home Improvement	17	3,331,149.77	1.68
Debt Consolidation	7	2,548,338.94	1.29
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Single Family	768	$141,737,844.19	71.68%
Two- to Four-Family	82	21,979,275.64	11.12
Planned Unit Development	93	19,108,581.20	9.66
Condominium	118	14,905,276.19	7.54
Total:	**1,061**	**$197,730,977.22**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-S	282	$67,728,546.10	34.25%
CA-N	161	38,632,164.61	19.54
FL	53	7,942,023.65	4.02
NY	23	6,980,335.99	3.53
WA	63	6,632,940.62	3.35
NV	31	6,231,101.56	3.15
HI	26	6,148,434.57	3.11
MA	15	5,094,390.10	2.58
CO	50	4,526,797.19	2.29
AZ	46	4,363,864.94	2.21
OR	47	3,860,542.92	1.95
NJ	14	3,577,350.98	1.81
MN	25	3,337,920.51	1.69
TX	24	3,250,455.26	1.64
MI	24	3,095,005.99	1.57
IL	25	2,970,879.13	1.50
PA	12	2,784,040.87	1.41
MD	12	2,661,348.29	1.35
VA	9	2,374,615.10	1.20
GA	17	2,067,410.41	1.05
UT	22	1,919,970.25	0.97
CT	6	1,587,741.81	0.80
SC	6	1,549,911.54	0.78
DC	5	1,532,308.14	0.77
OH	11	1,209,684.71	0.61
NC	9	844,231.46	0.43
LA	4	717,088.66	0.36
MO	10	704,359.84	0.36
OK	1	649,352.93	0.33
NM	4	437,355.38	0.22
Other	24	2,318,803.71	1.17
Total:	**1,061**	**$197,730,977.22**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	367	$50,338,084.36	25.46%
1% Amount Prepaid	6	663,441.89	0.34
1% of OrigBal	6	641,644.45	0.32
1% of UPB	16	2,018,362.30	1.02
2 Mo. Int. Amount Prepaid	153	31,571,653.33	15.97
2 Mo. Int. Amount Prepaid >20% OrigBal	6	1,595,308.14	0.81
2% of UPB	13	2,435,957.28	1.23
3 Mo. Int. of UPB	6	1,970,355.04	1.00
3% 2% 1% of UPB	2	871,044.29	0.44
3% of UPB	1	134,602.46	0.07
5% 4% of UPB	7	1,337,157.22	0.68
5% 4% 3% of UPB	3	775,694.01	0.39
6 Mo. Int. Amount Prepaid >20% OrigBal	456	98,560,422.39	49.85
6 MO. INT. ON 80% OF UPB	19	4,817,250.06	2.44
Total:	**1,061**	**$197,730,977.22**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Stated	429	$102,663,044.44	51.92%
Full	553	75,102,885.63	37.98
Limited	63	16,269,170.91	8.23
No Documentation	14	3,003,876.24	1.52
No Ratio	2	692,000.00	0.35
Total:	**1,061**	**$197,730,977.22**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 3.000	14	$4,264,977.90	3.12%
3.001 - 3.500	3	473,109.71	0.35
3.501 - 4.000	15	2,997,651.16	2.19
4.001 - 4.500	6	1,444,644.10	1.06
4.501 - 5.000	53	12,065,123.83	8.82
5.001 - 5.500	63	16,844,976.82	12.31
5.501 - 6.000	94	26,162,565.33	19.12
6.001 - 6.500	139	40,668,651.74	29.72
6.501 - 7.000	91	25,369,987.74	18.54
7.001 - 7.500	21	5,663,512.97	4.14
7.501 - 8.000	3	436,964.63	0.32
8.001 - 8.500	2	340,769.48	0.25
9.501 - 10.000	1	118,675.51	0.09
Total:	**505**	**$136,851,610.92**	**100.00%**

Minimum:	2.500%
Maximum:	9.850%
Weighted Average:	5.963%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1	$319,999.59	0.23%
2.000	208	64,722,585.40	47.29
3.000	282	68,516,884.51	50.07
6.000	13	2,795,867.89	2.04
7.375	1	496,273.53	0.36
Total:	**505**	**$136,851,610.92**	**100.00%**

Minimum: 1.000%
Maximum: 7.375%
Weighted Average: 2.600%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	481	$130,479,708.89	95.34%
2.000	24	6,371,902.03	4.66
Total:	**505**	**$136,851,610.92**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.047%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
8.501 - 9.000	1	$468,000.00	0.34%
9.001 - 9.500	2	583,200.00	0.43
9.501 - 10.000	2	412,285.80	0.30
10.001 - 10.500	6	1,877,314.49	1.37
10.501 - 11.000	8	2,009,963.82	1.47
11.001 - 11.500	23	6,546,513.50	4.78
11.501 - 12.000	92	20,643,757.70	15.08
12.001 - 12.500	36	9,964,305.38	7.28
12.501 - 13.000	51	16,916,004.20	12.36
13.001 - 13.500	43	11,676,036.95	8.53
13.501 - 14.000	57	16,282,753.41	11.90
14.001 - 14.500	68	19,683,932.86	14.38
14.501 - 15.000	83	21,589,172.81	15.78
15.001 - 15.500	14	3,951,533.88	2.89
15.501 - 16.000	15	3,507,633.45	2.56
16.001 - 16.500	3	676,202.67	0.49
16.501 - 17.000	1	63,000.00	0.05
Total:	**505**	**$136,851,610.92**	**100.00%**

Minimum: 9.000%
Maximum: 16.740%
Weighted Average: 13.313%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	91	$20,551,866.05	15.02%
5.501 - 6.000	79	21,354,704.17	15.60
6.001 - 6.500	47	15,305,807.28	11.18
6.501 - 7.000	61	21,210,087.09	15.50
7.001 - 7.500	76	21,523,167.36	15.73
7.501 - 8.000	102	25,117,384.86	18.35
8.001 - 8.500	24	6,066,005.17	4.43
8.501 - 9.000	18	4,729,773.86	3.46
9.001 - 9.500	2	425,202.67	0.31
9.501 - 10.000	3	253,612.41	0.19
10.001 - 10.500	1	251,000.00	0.18
10.501 - 11.000	1	63,000.00	0.05
Total:	**505**	**$136,851,610.92**	**100.00%**

Minimum: 2.500%
Maximum: 10.740%
Weighted Average: 6.684%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2005-11	1	$455,316.19	0.33%
2006-01	1	166,759.34	0.12
2006-02	1	110,964.63	0.08
2006-03	6	1,577,051.37	1.15
2006-04	20	5,345,281.69	3.91
2006-05	33	7,252,694.48	5.30
2006-06	62	11,331,644.51	8.28
2006-07	119	33,023,941.03	24.13
2006-08	168	51,777,079.39	37.83
2006-09	19	5,173,990.00	3.78
2006-11	1	739,500.02	0.54
2006-12	1	347,199.22	0.25
2007-01	1	319,999.59	0.23
2007-03	1	496,273.53	0.36
2007-04	1	420,596.62	0.31
2007-05	4	1,211,634.68	0.89
2007-06	4	520,043.40	0.38
2007-07	13	3,617,922.53	2.64
2007-08	31	8,969,813.90	6.55
2007-09	2	530,250.00	0.39
2009-06	4	547,404.30	0.40
2009-07	5	1,190,804.17	0.87
2009-08	4	1,030,546.33	0.75
2009-09	3	694,900.00	0.51
Total:	**505**	**$136,851,610.92**	**100.00%**

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